Exhibit 99.2

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Corporate Office	TSX: SMT NYSE AMERICAN: SMTS
161 Bay Street, Suite 4260 Toronto, ON, Canada M5J 2S1	BVL: SMT www.sierrametals.com

Table of Contents

1. INTRODUCTION	3
2. COMPANY OVERVIEW	3
3. 2019 OPERATING AND FINANCIAL highlights	4
4. OUTLOOK	9
5. RESULTS OF OPERATIONS	13
6. SUMMARIZED FINANCIAL RESULTS	21
7. QUARTERLY FINANCIAL REVIEW	25
8. LIQUIDITY AND CAPITAL RESOURCES	27
9. safety, health and environment	28
10. FINANCIAL INSTRUMENTS AND RELATED RISKS	28
11. OTHER RISKS AND UNCERTAINTIES	32
12. NON-IFRS PERFORMANCE MEASURES	37
13. related party transactions	43
14. CRITICAL ACCOUNTING POLICIES AND ESTIMATES	44
15. OFF BALANCE SHEET ARRANGEMENTS	46
16. DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	46
17. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	47

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) consolidated financial statements for the year ended December 31, 2019 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of March 27, 2020 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE AMERICAN”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE AMERICAN. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSONS

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

2.	COMPANY OVERVIEW

Sierra Metals is a diversified Canadian mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar” or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add increased economic tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar, with the Bolivar West and Northwest zones, as well as at Cusi, with the Santa Rosa de Lima Zone. These results provide potential to further grow mineral resources and enhance shareholder value.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

The Company is focused on improving operating performance through the production of higher volumes of ore to reduce unit costs, strengthening its asset base, continuing to increase its mineral reserves and resources at each of its mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value.

3.	2019 OPERATING AND FINANCIAL highlights
	Three Months Ended		Twelve Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Operating
Ore Processed / Tonnes Milled	731,500	599,297	2,671,853	2,325,288
Silver Ounces Produced (000's)	871	701	3,375	2,716
Copper Pounds Produced (000's)	11,308	8,932	39,890	33,968
Lead Pounds Produced (000's)	9,924	7,948	35,454	27,714
Zinc Pounds Produced (000's)	25,590	17,545	81,083	76,831
Gold Ounces Produced	3,615	2,137	11,632	7,743
Copper Equivalent Pounds Produced (000's)[1]	32,510	23,447	111,678	95,184
Zinc Equivalent Pounds Produced (000's)[1]	81,919	56,287	267,658	215,053
Silver Equivalent Ounces Produced (000's)[1]	5,016	4,445	18,721	17,988

Cash Cost per Tonne Processed	$53.91	$50.44	$50.37	$47.55
Cost of sales per AgEqOz	$9.61	$7.99	$8.53	$7.35
Cash Cost per AgEqOz[2]	$9.94	$7.68	$8.33	$7.03
AISC per AgEqOz[2]	$16.18	$10.59	$13.82	$10.04
Cost of sales per CuEqLb[2]	$1.48	$1.51	$1.42	$1.39
Cash Cost per CuEqLb[2]	$1.54	$1.45	$1.39	$1.33
AISC per CuEqLb[2]	$2.50	$2.00	$2.30	$1.90
Cost of sales per ZnEqLb[2]	$0.59	$0.63	$0.59	$0.61
Cash Cost per ZnEqLb[2]	$0.61	$0.61	$0.58	$0.58
AISC per ZnEqLb[2]	$0.99	$0.84	$0.95	$0.83

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.46	$0.52	$0.46	$0.52
AISC per ZnEqLb (Yauricocha)[2]	$0.83	$0.73	$0.79	$0.73
Cash Cost per CuEqLb (Bolivar)[2]	$2.06	$1.67	$1.73	$1.44
AISC per CuEqLb (Bolivar)[2]	$2.92	$2.37	$2.86	$2.13
Cash Cost per AgEqOz (Cusi)[2]	$42.12	$18.96	$21.38	$15.71
AISC per AgEqOz (Cusi)[2]	$56.64	$23.27	$30.89	$22.09
Financial
Revenues	$64,634	$55,019	$229,038	$232,371
Adjusted EBITDA[2]	$19,104	$15,263	$65,257	$89,756
Operating cash flows before movements in working capital	$19,951	$15,167	$66,359	$90,148
Adjusted net income attributable to shareholders[2]	$12,214	$783	$18,860	$29,009
Non-cash depletion charge on Corona's acquisition
Gross profit (loss)
Income tax recovery (expense)
Net income (loss) attributable to shareholders	$4,534	$(2,654)	$4,431	$18,814
Cash and cash equivalents	$42,980	$21,832	$42,980	$21,832
Restricted cash		$—		$—
Working capital	$49,922	$(8,290)	$49,922	$(8,290)

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $0.92/lb Pb, $1.07/lb Zn, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $0.91/lb Pb, $1.14/lb Zn, $1,404/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices: $15.65/oz Ag, $2.96/lb Cu, $1.02/lb Pb, $1.31/lb Zn, $1,269/oz Au.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Q4 2019 Production Highlights

•	Silver production of 0.9 million ounces; a 24% increase from Q4 2018
•	Copper production of 11.3 million pounds; a 27% increase from Q4 2018
•	Zinc production of 25.6 million pounds; a 46% increase from Q4 2018
•	Lead production of 9.9 million pounds; a 25% increase from Q4 2018
•	Gold production of 3,615 ounces; a 69% increase from Q4 2018

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

2019 Consolidated Production Highlights

•	Silver production of 3.4 million ounces; a 24% increase from 2018
•	Copper production of 39.9 million pounds; a 17% increase from 2018
•	Zinc production of 81.1 million pounds; a 6% increase from 2018
•	Lead production of 35.5 million pounds; a 28% increase from 2018
•	Gold production of 11,632 ounces; a 50% increase from 2018
•	Total of 2.7 million tonnes processed; a 15% increase from 2018

2019 Operational Highlights and Growth Initiatives

During 2019, the annual consolidated production of silver, copper, zinc, lead and gold increased 24%, 17%, 6%, 28% and 50% respectively. During Q4 2019, the Company achieved record consolidated quarterly ore throughput, driven by record quarterly ore throughput from the Bolivar and Cusi Mines. These results continued the Company’s successful production increases realized during the first three quarters of 2019, which resulted in strong annual consolidated production figures.

Metal production at Yauricocha increased 43% in Q4 2019 compared to Q4 2018 due to 20% higher ore throughput, 19% higher zinc head grade, and higher recoveries for all metals. At Bolivar, 28% higher ore throughput, and higher silver and gold head grades resulted in a 49% increase in copper equivalent pounds produced in Q4 2019 compared to Q4 2018. The Cusi Mine realized a 5% increase in throughput, 8% higher silver head grade offset by lower lead and gold head grades which resulted in silver equivalent ounces production that was in line with Q4 2018.

2019 Consolidated Financial Highlights

  Revenue from metals payable of $229.0 million in 2019 decreased by 1% from $232.4 million in 2018. Revenues were lower due to the impact of lower realized metal prices and higher treatment costs related to zinc.

  Yauricocha’s cost of sales per zinc equivalent payable pound was $0.48 (2018 - $0.55), cash cost per zinc equivalent payable pound was $0.46 (2018 - $0.52), and AISC per zinc equivalent payable pound of $0.79 (2018 - $0.73). Lower cost of sales and cash costs resulted from higher production and consequent 21% higher sale of zinc equivalent pounds as compared to 2018. Sustaining capital costs for the year were 79% higher than those in 2018, resulting in higher AISC per zinc equivalent payable pound compared to 2018.

  Bolivar’s cost of sales per copper equivalent payable pound was $2.03 (2018 - $1.73), cash cost per copper equivalent payable pound was $1.73 (2018 - $1.44), and AISC per copper equivalent payable pound was $2.86 (2018 - $2.13). The increase in cost of sales and cash cost per copper equivalent pound resulted mainly from higher operating costs during the year. The increase in AISC per copper equivalent payable pound during 2019 compared to 2018 was due to higher cash costs and higher sustaining costs during the year;

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

  Cusi’s cost of sales per silver equivalent payable ounce was $13.35 (2018 - $8.97), cash cost per silver equivalent payable ounce was $21.38 (2018 - $15.71), and AISC per silver equivalent payable ounce was $30.89 (2018 - $22.09). Unit costs for 2019 were higher at Cusi compared to 2018, as the slight increase in silver equivalent payable ounces could not offset the increase in cost of sales and sustaining costs during the year;

  Adjusted EBITDA(1) of $65.3 million for 2019, which is a 27% decrease from the adjusted EBITDA of $89.8 million for 2018. This decrease was a combined result of the lower consolidated revenue and higher operating costs;

  Net income attributable to shareholders for 2019 was $4.4 million (2018: $18.8 million) or $0.03 per share (basic and diluted) (2018: $0.12);

  Adjusted net income attributable to shareholders (1) of $18.9 million, or $0.12 per share, for 2019 was lower than the adjusted net income of $29.0 million, or $0.17 per share for 2018;

  A large component of the net income for every period is the non-cash depletion charge in Peru, which was $10.3 million for 2019 (2018: $10.5 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Sociedad Minera Corona S.A. de C.V. (“Corona”) of $371.0 million amortized over the total proven and probable reserves of the mine;

  Cash flow generated from operations before movements in working capital of $66.4 million for 2019 decreased compared to $90.1 million in 2018. The decrease in operating cash flow is mainly the result of lower revenues generated and lower gross margins realized; and

  Cash and cash equivalents of $43.0 million and working capital of $49.9 million as at December 31, 2019 compared to $21.8 million and $(8.3) million, respectively, at the end of 2018. Cash and cash equivalents increased by $21.1 million during 2019 due to $39.6 million of operating cash flows after taxes and changes in working capital, and $99.8 million drawn down from a secured corporate credit facility from Banco de Credito del Peru (“BCP”), being offset by capital expenditures incurred in Mexico and Peru of $54.6 million, repayment of loans, credit facilities and interest of $60.9 million and share repurchased during the year for $2.8 million.

(1) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Project Development

•	The Company received its permit to construct the expansion of the tailings dam facility as well as its permit for the surface drilling program at its Yauricocha Mine in Peru.

•	The Company repurchased the royalty on its Cusi Silver Mine in Mexico for $4.0 million.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

•	In December, the Company provided an update on the Mineral Reserve and Resource Estimate for its Yauricocha Mine, which was a result of drilling programs representing 76,338 metres of drilling and mine exploration development work completed between August 2017 and October 2019. As per this update, Mineral Reserve tonnage decreased 5%, which included mine depletion. Mineral classification improved as the Proven Reserves increased 45%, and the Probable Reserves decreased 18%. A National Instrument 43-101 (“NI 43-101”) technical report was filed on SEDAR and with the U.S. Securities and Exchange Commission on February 3, 2020.

•	In December, the Company also provided an update on the Mineral Resource Estimate for its Bolivar Mine, which was a result of drilling programs completed between November 2017 and September 2019 at the Bolivar West, Bolivar Northwest and El Gallo Inferior zones. The Company is planning to release another Mineral Reserve and Resource update, which will include additional drilling and information from a litho-structural model, before March 31, 2020, followed by a NI 43-101 technical report to be filed within 45 days of this update.

•	Mine development at Bolivar during Q4 2019 totaled 2,782 meters. Most of these meters (1,780 m) were developed to prepare stopes for mine production. The remainder of the meters (1,002 m) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping in the El Gallo Inferior and Bolivar West zones; and

•	During Q4 2019, at the Cusi Property, mine development totaled 1,515 meters, which included 140 meters of ramp development at Santa Rosa de Lima Zone, the rest of the development related to stope preparation in various zones within the mine;

Exploration Highlights

Peru:

•	A drilling program was carried out in the area called Esperanza Norte, with the objective of defining the continuity of mineralization between the Esperanza and Cachi Cachi orebody. Two drills have intercepted Polymetallic mineralization;

•	The continuity of depths of Cuerpo Chicos was confirmed in Contacto Oriental, Contacto Occidental and Mascota Norte;

•	Brownfield drilling program started at Doña Leona and El Paso. Approximately 12,705 meters of drilling was complete, including 4,040 meters at Doña Leona and 8,665 meters at El Paso, with the aim of exploring the anomalies of the geophysics performed in 2017 with the Titan method;

•	Intersections of Mineralization were identified which open the potential of the Yauricocha mine to the south;

Mexico:

Bolivar

•	The significant increase in mineral resources is the result of the drilling program at El Gallo and Bolivar West;

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Cusi

•	Infill drilling is being conducted at the Cusi Mine with the aim to convert resources to reserves. The Company is aiming to file a NI 43-101 technical report by the end of Q2 2020;

Batopilas

•	The drilling in the Batopilas project began with the aim of investigating the potential of the La Verde vein.

Corporate Development Highlights

Closing of Senior Secured $100 Million Corporate Credit Facility

The Company, together with its wholly-owned subsidiaries Dia Bras Peru S.A.C. (“Dia Bras Peru”) and Dia Bras Mexicana S.A. de C.V. (“Dia Bras Mexicana”), as co-obligors, entered into a six-year senior secured corporate credit facility (“Corporate Facility”), dated March 8, 2019, as amended on July 11, 2019, with Banco de Credito del Peru (“BCP”) that provides funding of up to $100 million. The Corporate Facility provides the Company with additional liquidity and the financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company also used a portion of the proceeds of the Corporate Facility to repay old debt balances.

The most significant terms of the Corporate Facility are as follows:

•	Term: 6-year term maturing March 2025
•	Principal Repayment Grace Period: 2 years
•	Principal Repayment Period: 4 years
•	Interest Rate: 3.15% + 3-month LIBOR

The Corporate Facility is subject to customary covenants, including consolidated net leverage and interest coverage ratios and customary events of default.

Repayment of FIFOMI Loan in Mexico

During February 2019, the Company repaid the remaining $1,657 owed on Dia Bras Mexicana’s loan from FIFOMI. This repayment prior to the loan’s maturity date did not result in any financial penalties and was within the terms of the agreement.

Automatic Share Purchase Plan and Amendment to Normal Course Issuer Bid

On April 15, 2019, the Company announced that, in connection with its normal course issuer bid (“NCIB”), it had entered into an automatic share purchase plan (“ASPP”) with CIBC Capital Markets (“CIBC”), the Company’s designated broker for the NCIB.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

The ASPP permitted CIBC to purchase Common Shares at times when the Company ordinarily would not be active in the market due to insider trading rules and its own internal trading blackout periods. Purchases were only to be made by CIBC based upon parameters set out by the Company prior to the commencement of any such blackout period and in accordance with the terms of the ASPP. Outside of these blackout periods, Common Shares would continue to be purchased at the Company’s discretion, subject to the rules of the TSX and applicable securities laws. The Company’s NCIB commenced on December 17, 2018 and remained active until December 16, 2019.

On September 18, 2019, the Company announced its intention to amend the NCIB to increase the number of Common Shares which the Company was permitted to repurchase for cancellation thereunder from 1,500,000 Common Shares to 2,500,000 Common Shares. Other than the increase to the maximum number of Common Shares purchasable by the Company pursuant to the NCIB, no other amendments had been made to the NCIB. The Company purchased a total of 2,012,654 Common Shares under the NCIB.

Changes to the Board

On April 4, 2019, the Company announced the appointment of Ricardo Arrarte to the Board. Mr. Arrarte filled the vacancy created by the resignation of Philip Renaud.

On July 15, 2019, the Company announced the appointment of Koko Yamamoto to the Board. Ms. Yamamoto was also appointed to the Audit Committee of the Board and would serve as its Chair.

Management Changes

On August 1, 2019, the Company announced the mutually agreed upon departure of Gordon Babcock, its Chief Operating Officer. Mr. Babcock’s responsibilities were taken over by Alonso Lujan, Vice President Exploration and Country Manager Mexico, and James Leon, Country Manager Peru.

4.	OUTLOOK

2019 was a pivotal year for the Company, as it achieved some key milestones towards its future expansion in Mexico and Peru.

The Yauricocha Mine operated at a rate of 3,600 tpd in the last quarter of 2019 to compensate for the loss of 24-day production due to the illegal strike in the first half of the year. Studies are already underway to provide further clarity and confidence for further operational production increases, thereby achieving economies of scales and offset the impact of soft metal prices and high treatment charges. The receipt of the Environmental Impact Assessment (“EIA”) in 2019 is an important step in the future throughput expansion at Yauricocha. During the first half of 2020, the Company expects to receive the permit for the next phase of the tailings deposition facility and the expanded waste rock facility.

The Bolivar Mine achieved approximately 3,600 tpd of mill throughput in 2019 due to the successful completion of plant expansions earlier during the year. Additional improvements such as installation of three flash floatation cells and parallel configuration of the mill allowed for approximately 4,000 tpd during the last quarter of 2019. In 2020, the Bolivar Mine is expected to average 4,250 tpd during the first half of the year and reach an average of 5,000 tpd by the fourth quarter. Further, the Company is expecting to press release the NI 43-101 Reserve and Resource update before 31 March 2020, followed by a PEA in the second half of 2020, with the expectation to increase the Bolivar Plant capacity beyond the 5,000 tpd throughput rate.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Milling capacity at the Cusi Mine has been expanded to 1,200 tpd. However, mine development was delayed in 2019 due to a subsidence event, triggered by excessive and water inflows, thus limiting mill feed during the year. For 2020, the focus at the Cusi Mine is on the optimization of the underground mine for consistent mill feed of about 1,200 tpd.

The Company has continued to be successful in maintaining positive operating cash flow generation from its existing operations in order to reduce debt levels, fund required capital expenditures, and maintain liquidity. The $100 million Corporate Credit Facility, finalized in March 2019, provides the Company with additional liquidity and will provide the financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The terms of this credit facility allow a grace period of two years, which implies no principal repayments until June 2021. Further, the interest rate on this credit facility is 3-month LIBOR plus 3.15%.

On January 23, 2020, the Company issued the following guidance to the market:

Production, costs and EBITDA

				Cash Costs per	AISC (1) Costs per
				ZnEqLb or	ZnEqLb or
		Guidance range (2)		CuEqLb or	CuEqLb or
Mine		Low	High	AqEqLb	AqEqLb
Yauricocha	Zinc Eq Lbs (000's)	208,328	231,476	$0.46	$0.77
	EBITDA (US$000)	$67,925	$75,968
Bolivar	Copper Eq Lbs (000's)	36,161	40,179	$1.30	$1.75
	EBITDA (US$000)	$42,703	$47,884
Cusi	Silver Eq Lbs (000's)	1,732	2,126	$11.90	$15.18
	EBITDA (US$000)	$5,192	$9,100
Consolidated	Silver Eq Lbs (000's)	20,115	22,551
	Copper Eq Lbs (000's)	127,062	142,450
	Zinc Eq Lbs (000's)	331,061	371,153
	EBITDA (US$000)	$109,191	$126,192

(1) AISC includes treatment and refining charges, selling costs, G&A costs and sustaining capex

(2) 2020 Silver equivalent ounces, copper equivalent pounds, zinc equivalnet pounds, were calculated using the following metal prices:

$17.94 /oz Ag, $2.84/lb Cu, $1.09/lb Zn, $0.92/lb Pb, $1,484/oz Au.

Capital expenditures:

Mine	Sustaining	Growth	Total
Yauricocha	$12,500	$20,600	$33,100
Bolivar	$6,800	$5,900	$12,700
Cusi	$3,700	$2,100	$5,800
Consolidated	$23,000	$28,600	$51,600

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Due to the increasing number of coronavirus (COVID-19) infections in the country, the Peruvian Government declared a state of emergency on March 17, 2020 for a period of 15 days to contain the advancement of the virus, which restricts travel within the country and requires citizens to remain at home with the exception of some essential services. On March 26, 2020, the Peruvian Government extended the state of emergency for an additional 13 days until April 12, 2020. As such, all mining activities and permitting submissions in Peru have also been halted. This will result in a delay in all permits being issued. Pursuant to this declaration, the Company has also ceased its mining operations at the Yauricocha Mine, with the exception of emergency staff, as permitted by the Government. Due to the uncertainty of the effect that the COVID-19 Pandemic could have on the Company’s operations and financial condition, and due to rapidly changing developments, the Company is currently implementing proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on its employees, communities, operations, supply chain, and finances. This also includes preserving capital and deferring capital programs, where appropriate, to improve liquidity. The Company is maintaining its guidance due to the operating flexibility at the Yauricocha Mine and the current normal operations of its Mexican mines. Should any material changes occur, the Company would update its guidance promptly, and expects to provide a more comprehensive update with more data points on metal prices and operating developments as part of the Q1 2020 reporting process.

Further, as noted in a previous press release dated January 8, 2020, in anticipation of free cash flows during the year, the Company was contemplating returning capital to its shareholders, for which the Company’s board of directors (the “Board”) had approved a plan to return up to $30 million to shareholders in the 2020, which represented a portion of the EBITDA guidance noted above. Due to the highly uncertain economic situation as a result of COVID-19 and its impact on the Company’s operations and metal prices, the Company has also decided to postpone its contemplated share repurchase program.

Market Review and Trends

Metal Prices

One of the primary drivers of Sierra’s earnings and ability to generate operating cash flows are the metal market prices. In 2019, while silver and gold prices averaged 4% and 11% over their 2018 averages, prices for copper, lead and zinc averaged 8%, 11% and 14% lower than the prices in 2018. Metal prices have been impacted by the market uncertainty stemming from the U.S-China trade war and weakening growth in China — the world’s largest consumer of metals.

LME Average Prices	Three months ended December 31,		Year ended December 31,
(In US dollars)	2019	2018	2019	2018

Silver (oz)	$17.31	$14.55	$16.20	$15.71
Copper (lb)	$2.67	$2.80	$2.72	$2.96
Lead (lb)	$0.92	$0.89	$0.91	$1.02
Zinc (lb)	$1.06	$1.19	$1.15	$1.33
Gold (oz)	$1,482	$1,229	$1,392	$1,270

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Gold and silver had a stellar year, as the prices continued to grow throughout the year, except a slight decline in Q2 2019. Macro-environment and geo-political concerns, as always, have been the key drivers for gold and silver. After raising the interest rates four times in 2018, the Federal Reserve took a pause and gradually decreased interest rates three times in 2019, which impacted precious metals such as gold and silver positively. Sierra’s average realized silver price for 2019 was $16.29 per ounce compared to $15.65 per ounce in 2018. Sierra’s average realized gold price for 2019 was $1,404 per ounce compared to $1,269 per ounce in 2018.

Copper prices have been at the mercy of the US-China trade war during 2019, which pulled and pushed the metal price throughout the year. Q1 2019 was riddled with the concerns over potential copper supply shortage, helping prices to rise marginally over Q4 2018. This trend continued for part of Q2 2019, but the trade tensions between US and China started pressurizing the prices lower. The introduction of significant tariffs over Chinese goods added further pressure on an already slowing global macroeconomic outlook for the year. Copper had a turbulent third quarter, with prices heating up during July, as both US and Chinese manufacturers reported lower-than-projected numbers, only to fall dramatically by September, as the US-China trade talks continued to stall. Copper was the best-performing base metal in Q4 2019, as a tentative trade deal and easing of tariffs helped prices. London Metal Exchange (LME) copper prices in the fourth quarter of 2019 averaged $2.69 per pound, up 2% from the third quarter, yet below the annual average price of $2.96 per pound in 2018. Annual prices in 2019 averaged $2.73 per pound, down 8% from 2018 averages. Sierra’s average realized copper price for 2019 was $2.73 per pound compared to $2.96 per pound in 2018.

Zinc prices trended upwards in the first quarter of 2019 mainly as a result of supply constraints. Stockpiles of the base metal at LME warehouses fell to their lowest levels in over two decades during this period. Furthermore, Chinese production remained subdued, largely reflecting stricter environmental regulations faced by smelters, thus accentuating the supply shortage in the market. However, zinc prices slipped after April, partly due to signs of slowing global growth, along with the perpetually turbulent relationship between China and the United States. Sierra’s realized zinc price for 2019 was $1.14 per pound compared to $1.31 per pound in 2018.

Lead prices traded in a range of $0.85 to $0.94 per pound in 2019. Sierra’s realized lead price during 2019 was $0.91 per pound compared to $1.02 per pound in 2018.

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at December 31, 2019 the US dollar/Peruvian Nuevo Sol exchange rate was 3.32 (December 31, 2018: 3.38) and the US dollar/Mexican Peso exchange rate was 18.87 (December 31, 2018: 19.64). A 10% change in the value of the Nuevo Sol and Peso against the US dollar would have resulted in a change of $1.0 million and $1.1 million in the Company’s net profit, respectively, assuming that our operational performance during 2019 was consistent with 2018.

The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2019				2018
Production Highlights	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ore Processed/tonnes milled
Yauricocha	321,701	307,239	254,165	233,814	268,363	283,446	283,450	271,389
Bolivar	348,434	331,818	326,208	263,238	272,645	227,690	272,040	259,375
Cusi	61,365	70,405	82,117	71,349	58,289	55,058	46,597	26,946
Consolidated	731,500	709,462	662,490	568,401	599,297	566,194	602,087	557,710
Cash cost per tonne processed
Yauricocha	$75.58	$67.86	$66.01	$73.63	$69.37	$60.34	$60.51	$63.04
Bolivar	$28.67	$29.37	$28.61	$31.47	$30.25	$31.06	$24.31	$25.68
Cusi	$83.64	$66.06	$54.04	$54.99	$57.74	$59.00	$66.56	$83.57
Consolidated	$53.91	$49.68	$46.11	$51.77	$50.44	$48.43	$44.62	$46.66
Silver ounces produced (000's)
Yauricocha	496	532	401	369	402	404	392	366
Bolivar	185	173	152	130	128	94	110	120
Cusi	190	271	283	192	171	230	190	108
Consolidated	871	976	836	691	701	728	692	594
Copper pounds produced (000's)
Yauricocha	5,648	6,012	4,536	3,863	4,702	4,428	3,884	3,727
Bolivar	5,660	5,115	5,187	3,869	4,230	3,898	4,737	4,363
Cusi	—	—	—	—	—	—	—	—
Consolidated	11,308	11,127	9,723	7,732	8,932	8,326	8,621	8,090
Lead pounds produced (000's)
Yauricocha	9,691	10,340	7,911	6,605	7,528	6,114	6,809	6,069
Bolivar	—	—	—	—	—	—	—	—
Cusi	233	168	154	349	421	244	287	243
Consolidated	9,924	10,508	8,065	6,954	7,949	6,358	7,096	6,312
Zinc pounds produced (000's)
Yauricocha	25,590	22,480	16,593	16,421	17,545	20,772	20,300	18,144
Bolivar	—	—	—	—	—	—	—	—
Cusi	—	—	—	—	—	—	—	70
Consolidated	25,590	22,480	16,593	16,421	17,545	20,772	20,300	18,214
Gold ounces produced
Yauricocha	1,322	1,282	809	753	850	911	807	835
Bolivar	2,216	2,073	1,586	1,100	1,163	911	911	1,048
Cusi	77	135	146	133	124	84	96	69
Consolidated	3,615	3,490	2,541	1,986	2,137	1,906	1,814	1,952

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Consolidated Production	Three Months Ended			Twelve Months Ended
	December 31, 2019	December 31, 2018	% Var	December 31, 2019	December 31, 2018	% Var
Tonnes processed	731,500	599,297	22%	2,671,853	2,325,288	15%
Daily throughput	8,360	6,849	22%	7,634	6,644	15%

Silver ounces (000's)	871	701	24%	3,375	2,716	24%
Copper pounds (000's)	11,308	8,932	27%	39,890	33,968	17%
Lead pounds (000's)	9,924	7,949	25%	35,454	27,714	28%
Zinc pounds (000's)	25,590	17,545	46%	81,083	76,831	6%
Gold ounces	3,615	2,137	69%	11,632	7,743	50%
Silver equivalent ounces (000's) (1)	5,016	4,445	13%	18,721	17,988	4%
Copper equivalent pounds (000's) (1)	32,510	23,447	39%	111,678	95,184	17%
Zinc equivalent pounds (000's) (1)	81,919	56,287	46%	267,658	215,053	24%
Metals payable in concentrates
Silver ounces (000's)	609	573	6%	2,742	2,222	23%
Copper pounds (000's)	9,094	8,293	10%	35,098	31,255	12%
Lead pounds (000's)	8,569	7,161	20%	32,713	26,506	23%
Zinc pounds (000's)	19,986	14,918	34%	67,004	64,872	3%
Gold ounces	2,506	1,370	83%	8,795	5,176	70%
Silver equivalent ounces (000's) (1)	3,910	3,878	1%	15,841	15,673	1%
Copper equivalent pounds (000's) (1)	25,320	20,480	24%	95,088	82,992	15%
Zinc equivalent pounds (000's) (1)	63,655	48,904	30%	229,429	188,750	22%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $0.92/lb Pb, $1.07/lb Zn, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $0.91/lb Pb, $1.14/lb Zn, $1,404/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices: $15.65/oz Ag, $2.96/lb Cu, $1.02/lb Pb, $1.31/lb Zn, $1,269.

The Peruvian Operation

Yauricocha Mine, Yauyos Province

Corona’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is permitted to produce at a rate of 3,150 tpd, which we expect to increase to 3,600 tpd during 2020 upon receipt of the ITS permit. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold
-	A lead oxide deposit, containing lead, silver and gold
-	A copper oxide deposit, containing copper, silver, lead and gold

During 2019, the Company continued to explore the copper-molybdenum porphyry, starting at the 720 level of the Klepetco tunnel using 3 diamond drills. Drill core returned from the holes intercepted zones of porphyry style mineralization.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Previous evidence of porphyritic copper-molybdenum mineralization had already been observed within the intrusive monzonite and had already been examined by Rio Tinto, performing geochemical sampling in the Klepetco tunnel. The results of diamond drilling are quite encouraging and demonstrate the presence of the porphyry copper-molybdenum. The areas of the anomalies of the Titan-24 geophysics are demonstrating a strong correlation between conductivity response with the mineralized bodies, which helps in understanding the magnitude of mineralization and helps relate the discoveries of mineralized bodies in Yauricocha, thus making the exploration objectives clearer.

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three months and year ended December 31, 2019 has been provided below:

Yauricocha Production	Three Months Ended			Twelve Months Ended
	December 31, 2019	December 31, 2018	% Var.	December 31, 2019	December 31, 2018	% Var.

Tonnes processed	321,701	268,363	20%	1,116,919	1,106,648	1%
Daily throughput(1)	3,677	3,067	20%	3,191	3,162	1%

Silver grade (g/t)	60.14	64.06	-6%	63.24	60.32	5%
Copper grade	1.05%	1.06%	-1%	1.06%	0.97%	9%
Lead grade	1.55%	1.51%	3%	1.57%	1.30%	21%
Zinc grade	4.05%	3.41%	19%	3.72%	3.55%	5%
Gold Grade (g/t)	0.60	0.57	5%	0.59	0.58	2%

Silver recovery	79.75%	72.66%	10%	79.20%	72.85%	9%
Copper recovery	75.49%	74.89%	1%	77.05%	70.84%	9%
Lead recovery	88.39%	84.42%	5%	89.33%	83.75%	7%
Zinc recovery	89.11%	87.07%	2%	88.52%	88.74%	0%
Gold Recovery	21.22%	17.20%	23%	19.74%	16.63%	19%

Silver (000 oz)	496	402	23%	1,799	1,563	15%
Copper (000 lb)	5,648	4,702	20%	20,059	16,741	20%
Lead (000 lb)	9,691	7,528	29%	34,548	26,520	30%
Zinc (000 lb)	25,590	17,545	46%	81,083	76,761	6%
Gold (oz)	1,322	850	56%	4,165	3,403	22%

Zinc equivalent pounds (000's)(2)	58,102	40,640	43%	187,672	157,151	19%

(1) Average daily throughput for 2019 and 2018 has been calculated using 350 operating days. Actual average for 365 days is within the permitted rate of 3,150 tpd.

(2) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $0.92/lb Pb, $1.07/lb Zn, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $0.91/lb Pb, $1.14/lb Zn, $1,404/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices: $15.65/oz Ag, $2.96/lb Cu, $1.02/lb Pb, $1.31/lb Zn, $1,269.

The Yauricocha Mine production increased despite the negative impact of the 28-day illegal strike in the first half of 2019. The Mine processed a total of 1,116,919 tonnes during 2019, representing an 1% increase from 2018, and 321,701 tonnes in Q4 2019, representing a 20% increase compared to Q4 2018. Zinc equivalent metal production in Q4 2019 increased by 43% due to higher ore throughput, higher head grades for zinc (19%), lead and gold, and higher recoveries for all metals. The higher zinc head grade and zinc production realized during Q4 2019 was the result of increased production from the high-grade small ore bodies (“cuerpos chicos”).

Year over year zinc equivalent production was 19% higher in 2019 compared to the prior year. During 2019, the annual production of silver, copper, zinc, lead and gold increased 15%, 20%, 6%, 30% and 22% respective to 2018.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217 hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. In September 2013, the Piedras Verdes plant further increased its daily throughput capacity to 2,000 tpd by installing a new circuit. The expansion of the plant, which included installation of a refurbished mill, an electrical substation with 1250 KVA of capacity, a secondary crusher and a hydrocyclone cluster was completed in the first quarter of 2019. This helped grind size optionality and consequent improved copper recoveries at the plant. Mill throughput during the fourth quarter of 2019 averaged almost 4,000 tpd, resulting in planned annual production of 3,600 tpd for the year.

In Bolívar during the fourth quarter of 2019, 5,526 meters were drilled from the surface, as well as diamond drilling inside the mine. 159 meters were drilled inside the mine in the Lower Gallo area. On the surface, 4,149 meters were drilled in Bolívar West to explore the extent of the deposit, exploring the skarn deposit with semi-massive magnetite and scattered chalcopyrite nodules. 1,218 meters were also drilled from inside the West Bolivar Mine looking for evidence of the Cu-Mo Porphyry.

Bolivar Mineral Resource Update

On December 31, 2019, the Company provided an update to its Mineral Resource Estimate for the Bolivar Mine. This update was a result of drilling programs completed between November 2017 and September 2019, as well as production data up to September 2019; this Mineral Resource update includes 13,698 metres of infill drilling and 41,553 metres of exploration drilling.

Mineral Resource Estimations have been conducted by Cliff Revering, P.Eng of SRK Consulting (Canada.) Inc., a Qualified Person under NI 43-101, using Maptek Vulcan™ and Leapfrog Geo™ software.

The September 30, 2019, consolidated mineral resource statement for the Bolivar Mine area is presented in Table 1. These resources have been stated in unmined areas of the deposits.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Table 1: Consolidated Bolivar Mineral Resource Estimate as of September 30, 2019 – SRK Consulting (Canada), Inc.

Resources - Indicated							Contained Metal
		Tonnes	Ag	Cu	Au	CuEq	Ag	Cu	Au	CuEq
		(Mt)	g/t	%	g/t	%	M oz	M lb	K oz	M lb
Bolivar	Measured	0
	Indicated	11.63	18.1	0.95	0.24	1.17	6.8	244.3	90.4	300.1

Resources - Inferred							Contained Metal
		Tonnes	Ag	Cu	Au	CuEq	Ag	Cu	Au	CuEq
		(Mt)	g/t	%	g/t	%	M oz	M lb	K oz	M lb
Bolivar
	Inferred	16.69	16.8	0.93	0.30	1.16	9.0	342.1	162.7	428.1

(1) Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflectect the relative accuracy of the estimates. Copper, gold, and silver assays were capped where appropriate.

(2) Mineral resources are reported at variable metal value cut-off grades based on metal price assumptions*, metallurgical recovery assumptions**, mining/transport costs ($15.27/t), processing costs ($8.35/t), and general and administrative costs ($0.63/t).

(3) CuEq figures do not include Cu recovery, but include Ag and Au recoveries

* Metal price assumptions considered for the calculation of metal value are: Copper (Cu): $/lb 3.08, Silver (Ag): $/oz 17.82, and Gold (Au): $/oz 1,354.00.

** Metallurgical recovery assumptions are 88% Cu, 78.6% Ag, and 62.9% Au.

Table 2: 2019 Mineral Resource Estimate % differences from the Prior Estimate (October 2017):

Resources - Indicated							Contained Metal
		Tonnes	Ag	Cu	Au	CuEq	Ag	Cu	Au	CuEq
		(Mt)	g/t	%	g/t	%	M oz	M lb	K oz	M lb
Bolivar	Measured
	Indicated	-12%	-20%	-9%	-17%	-11%	-29%	-19%	-27%	-22%

Resources - Inferred							Contained Metal
		Tonnes	Ag	Cu	Au	CuEq	Ag	Cu	Au	CuEq
		(Mt)	g/t	%	g/t	%	M oz	M lb	K oz	M lb
Bolivar
	Inferred	108%	-25%	-3%	-29%	-9%	56%	102%	50%	89%

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three months and year ended December 31, 2019 has been provided below:

Bolivar Production	Three Months Ended			Twelve Months Ended
	December 31, 2019	December 31, 2018	% Var.	December 31, 2019	December 31, 2018	% Var.

Tonnes processed (t)	348,434	272,645	28%	1,269,698	1,031,750	23%
Daily throughput	3,982	3,116	28%	3,628	2,948	23%

Copper grade	0.87%	0.89%	-2%	0.85%	0.95%	-11%
Silver grade (g/t)	20.98	19.00	10%	19.81	17.69	12%
Gold grade (g/t)	0.32	0.21	52%	0.27	0.17	59%

Copper recovery	84.76%	79.27%	7%	83.02%	79.95%	4%
Silver recovery	78.69%	77.14%	2%	79.18%	77.08%	3%
Gold recovery	62.28%	64.29%	-3%	63.54%	68.55%	-7%

Copper production (000 lb)	5,660	4,230	34%	19,830	17,227	15%
Silver production (000 oz)	185	128	45%	640	452	42%
Gold production (oz)	2,216	1,163	91%	6,974	3,968	76%

Copper equivalent pounds (000's)(1)	8,099	5,426	49%	27,236	21,323	28%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $0.92/lb Pb, $1.07/lb Zn, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $0.91/lb Pb, $1.14/lb Zn, $1,404/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices: $15.65/oz Ag, $2.96/lb Cu, $1.02/lb Pb, $1.31/lb Zn, $1,269.

The Bolivar Mine processed 1,269,697 tonnes in 2019, representing a 23% increase over 2018. The average daily ore throughput realized during the fourth quarter was approximately 4,000 tpd, reaching 4,682 tpd for the month of December 2019, exceeding the 4,250 tpd target. Q4 2019 record throughput was 348,434 tonnes, which was 28% higher when compared to Q4 2018. The higher throughput and higher gold and silver head grades resulted in a 49% increase in copper equivalent production in Q4 2019 compared to Q4 2018, despite the 2% reduction in copper grades. The development work performed during the year by increasing the ramps and access drives resulted in increased access to more minable stopes which also contributed to the higher throughput. The Company is pleased with the progress made on the expansion plans at the Bolivar Mine with production expected to increase steadily in 2020, reaching approximately 5,000 tpd by Q4 2020. The Bolivar West zone is now contributing to approximately 40% of ore production and is expected to increase to 50% during 2020.

Copper equivalent production at the Bolivar Mine increased 28% in 2019 compared to 2018, with copper production 15% higher, silver production 42% higher, and gold production 76% higher. In Q4 2019, copper production increased by 34% to 5,659,000 pounds, silver production increased 44% to 185,000 ounces, and gold production increased 91% to 2,216 ounces compared to Q4 2018. The significantly higher silver and gold production is due to higher silver and gold head grades in the Bolivar West zone, as compared to the El Gallo zone. The 49% increase in copper equivalent production was driven by higher throughput, and higher silver and gold head grades.

Cusi Mine, Chihuahua State

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

At Cusi, 4,920.35 meters were drilled during Q4 2019 to support the development of the Santa Rosa de Lima vein and Promontorio to further verify the size and continuity of the ore zone.

Cusi Production

A summary of contained metal production from the Cusi Mine for the three months and year ended December 31, 2019 has been provided below:

Cusi Production	Three Months Ended			Twelve Months Ended
	December 31, 2019	December 31, 2018	% Var.	December 31, 2019	December 31, 2018	% Var.

Tonnes processed (t)	61,365	58,289	5%	285,236	186,889	53%
Daily throughput	701	666	5%	815	534	53%

Silver grade (g/t)	120.51	111.10	8%	129.05	140.17	-8%
Gold grade (g/t)	0.14	0.16	-13%	0.15	0.16	-6%
Lead grade	0.23%	0.41%	-44%	0.19%	0.36%	-47%
Zinc grade	0.00%	0.00%	N.R.	0.19%	0.40%	-53%

Silver recovery	79.82%	82.06%	-3%	79.10%	83.10%	-5%
Gold recovery	28.36%	40.72%	-30%	36.14%	39.14%	-8%
Lead recovery	74.00%	80.61%	-8%	75.40%	79.92%	-6%
Zinc recovery	0.00%	0.00%	N.R.	0.00%	4.26%	-100%

Silver production (000 oz)	190	171	11%	936	700	34%
Gold production (oz)	77	124	-38%	492	372	32%
Lead production (000 lb)	233	421	-45%	906	1,194	-24%
Zinc production (000 lb)	—	—	N.R.	—	71	-100%

Silver equivalent ounces (000's)(1)	209	207	1%	1,029	813	27%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $0.92/lb Pb, $1.07/lb Zn, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $0.91/lb Pb, $1.14/lb Zn, $1,404/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices: $15.65/oz Ag, $2.96/lb Cu, $1.02/lb Pb, $1.31/lb Zn, $1,269.

Annual production at the Cusi Mine was 285,236 tonnes in 2019, which was 53% higher than 2018. Total ore processed increased by 5% to 61,365 tonnes during Q4 2019 compared to Q4 2018. The higher throughput was partially offset by lower head grades and recoveries for all metals, which resulted in a 1% increase in silver equivalent production in Q4 2019 compared to Q4 2018.

Silver equivalent production increased 27% during 2019 compared to 2018, as silver production increased 34% to 936,000 ounces, gold production increased 32% to 493 ounces and lead production decreased 24% to 904,000 pounds. There was no zinc production during the year compared to 71,000 pounds in 2018. However, during Q4 2019, silver production was 11% higher while gold and lead production were 38% and 45% lower than Q4 2018, respectively.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

CONSOLIDATED MINERAL RESERVES AND RESOURCES

Consolidated Reserves and Resources

Reserves - Proven and Probable											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Proven	2,665	53	1.26	0.95	3.23	0.58	—	—	7.65	5	74	56	190	50		—	450
	Probable	5,775	44	1.07	0.70	3.00	0.47	—	—	6.66	8	136	89	382	86		—	847
	Proven & Probable	8,439	46	1.13	0.78	3.07	0.50	—	—	6.97	13	210	144	572	136		—	1,297
Bolivar	Proven	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	Probable	7,925	19	0.86	—	—	0.25	—	1.14	—	5	150	—	—	64	—	199	—
	Proven & Probable	7,925	19	0.86	—	—	0.25	—	1.14	—	5	150	—	—	64	—	199	—
Total	Proven & Probable	16,364	33	1.00	0.40	1.59	0.38				17	360	144	572	200

Resources - Measured and Indicated											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Measured	3,662	66	1.32	1.20	3.47	0.69	—	—	8.48	8	107	97	280	81	—	—	685
	Indicated	8,989	46	1.27	0.72	2.81	0.56	—	—	6.97	13	252	142	557	160	—	—	1,382
	Measured & Indicated	12,651	51	1.29	0.86	3.00	0.59	—	—	7.41	21	359	239	838	242	—	—	2,067
Bolivar	Measured	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	Indicated	13,267	23	1.04	—	—	0.30	—	1.37	—	10	304	—	—	128	—	402	—
	Measured & Indicated	13,267	23	1.04	—	—	0.30	—	1.37	—	10	304	—	—	128	—	402	—
Cusi	Measured	362	225	—	0.55	0.68	0.13	269	—	—	3	—	4	5	2	3	—	—
	Indicated	4,195	217	—	0.64	0.66	0.21	267	—	—	29	—	59	61	28	36	—	—
	Measured & Indicated	4,557	218	—	0.63	0.66	0.20	267	—	—	32	—	64	66	30	39	—	—
Total	Measured & Indicated	30,475	64	0.99	0.45	1.35	0.41				62	663	303	904	399

Resources - Inferred											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha		6,501	39	1.50	0.62	1.66	0.51	—	—	6.11	8	215	89	238	107	—	—	876
Bolivar		8,012	22	0.96	—	—	0.42	—	1.35	—	6	170	—	—	108	—	238	—
Cusi		1,633	158	—	0.54	0.84	0.16	207	—	—	8	—	19	30	8	11	—	—
Total	Inferred	16,146	43	1.08	0.30	0.75	0.43				22	384	108	268	223

Notes:

1.	The effective date of the Yauricocha mineral reserve and resource estimate is October 31, 2019. Details of the estimate will be provided in a NI 43-101 technical report to be filed on SEDAR by January 2020. Zinc equivalency is based on the following metal price assumptions: $15.95/oz Ag, $2.94/lb Cu, $0.95/lb Pb, $1.24/lb Zn and $1,303/oz Au. Metallurgical recovery assumptions are variable between mineralization types and are based on actual plant data for 2019. The average is (where recovered) 76.4% Ag, 80.4% Cu, 88.6% Pb, 89.2% Zn, 17.2% Au. The equivalency expression is designed to present an in-situ zinc equivalent, considering the recovered value of the other metals expressed in the value of zinc percent.
•	The equation is: ZnEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Zn$*Znrec).
2.	The effective date of the Bolivar mineral reserve and resource estimate is October 31, 2017. Details of the estimate are provided in the Company’s May 22, 2018 press releases and a NI 43-101 technical report will be filed on SEDAR within 45 days of the May 22, 2018 press release. Measured, Indicated and Inferred Resources include Proven and Probable Reserves. Copper equivalent is based on the following metal prices: $18.25/oz Ag, $3.00/lb Cu and $1,291 Au. Totals for Proven and Probable are diluted for internal waste. Metallurgical recovery assumptions are based on actual plant data for 2017 and are 78% Ag, 83% Cu, and 64% Au. The equivalency expression is designed to present an in-situ copper equivalent, considering the recovered value of the other metals expressed in the value of copper percent.
•	The equation is: CuEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Au*Au$*Aurec)) / (Cu$*Curec).
3.	The effective date of the Cusi mineral resource estimate is Aug 31, 2017. Details of the estimate are provided in a NI 43-101 technical report filed on SEDAR on February 12, 2018. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Silver equivalency is based on the following metal price assumptions: $18.30/oz Ag, $0.93/lb Pb, $1.15/lb Zn and $1,283/oz Au. Based on the historical production information for Cusi, the metallurgical recovery assumptions are 84% Ag, 86% Pb, 51% Zn, 57% Au. The equivalency expression is designed to present an in-situ silver equivalent, considering the recovered value of the other metals expressed in the value of silver g/t.
•	The equation is: AgEq = ((Ag*Ag$*Agrec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Ag$*Agrec).

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

6.	SUMMARIZED FINANCIAL RESULTS

Year ended December 31, 2019 (compared to the year ended December 31, 2018)

	Year ended
(In thousands of United States dollars, except cash costs)	Dec 31, 2019	Dec 31, 2018	Dec 31, 2017

Revenue	$229,038	$232,371	$205,118
Adjusted EBITDA [1]	65,257	89,756	81,034
Cash flow from operations before movements in working capital	66,359	90,148	79,785
Adjusted net income attributable to shareholders	18,860	29,009	23,482
Non-cash charge on the acquisition of Corona	10,344	10,534	31,448
Gross profit	57,762	85,782	45,964
Income tax expense	(12,528)	(26,340)	(10,348)
Net income (loss) attributable to shareholders	4,431	18,814	(4,645)

(In thousands of United States dollars)	Dec 31, 2019	Dec 31, 2018	Dec 31, 2017

Cash and cash equivalents	$42,980	$21,832	$23,878
Assets	411,447	356,441	340,601
Liabilities	199,428	152,836	159,923
Net Debt [2]	56,834	34,421	40,982
Equity	212,019	203,605	180,678

1 This is a non-IFRS performance measure, see Non-IFRS Performance Measures section

2 Loans payable minus cash and cash equivalents.

Net income attributable to shareholders for 2019 was $4.4 million (2018: $18.8 million) or $0.03 per share (basic and diluted) (2018: $0.12). The other major differences between these periods are explained below.

Revenues

Net revenue from metals payable at the Yauricocha Mine in Peru of $156.0 million for 2019 decreased by 8% compared to $168.7 million of revenues in 2018 primarily due to the increase of zinc treatment and refining costs. During 2019, the annual sales quantities of silver, copper, zinc, lead and gold increased 19%, 19%, 4%, 31% and 107% respective to 2018. Average realized sale price for silver and gold increased by 2% and 9%, while those for copper, lead and zinc decreased by 7%, 7% and 14% respectively, as compared to 2018.

Net revenue from metals payable in Mexico increased to $73.1 million for 2019 from $63.7 million in 2018, driven mainly by the increase in silver sales quantity by 20% at Bolivar and 19% at Cusi, as compared to 2018. Average realized sale price per ounce for silver also increased by 18% and 19% at Bolivar and Cusi respectively.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

The following table shows the Company’s realized selling prices for each quarter in 2019 and 2018:

Realized Metal Prices	2019				2018
(In US dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver (per oz)	$17.42	$17.28	$14.88	$15.57	$14.63	$14.85	$16.36	$16.75
Copper (per lb)	$2.69	$2.63	$2.75	$2.85	$2.77	$2.79	$3.12	$3.14
Lead (per lb)	$0.92	$0.94	$0.85	$0.94	$0.89	$0.94	$1.09	$1.15
Zinc (per lb)	$1.07	$1.06	$1.20	$1.23	$1.16	$1.14	$1.38	$1.56
Gold (per oz)	$1,506	$1,481	$1,323	$1,305	$1,238	$1,206	$1,296	$1,334

Yauricocha’s cost of sales per zinc equivalent payable pound was $0.49 (2018 - $0.55), cash cost per zinc equivalent payable pound was $0.47 (2018 - $0.52), and AISC per zinc equivalent payable pound of $0.80 (2018 - $0.73). Lower cash costs resulted from 43% higher equivalent zinc pounds. Cash costs for the year included $1.6 million of charges related to the illegal strike in Q1 2019. The increase in the AISC per zinc equivalent payable pound for 2019 compared to 2018 was a result of higher sustaining capital expenditures offset by the impact of higher zinc equivalent payable pounds. Sustaining costs of $12.9 million were higher than $7.3 million spent in 2018 and comprised mainly of $5.3 million of development costs, $3.9 million of mining equipment, $2.2 million for ventilation and $1.5 million for other mine and mill improvements.

Bolivar’s cost of sales per copper equivalent payable pound was $2.03 (2018 - $1.73), cash cost per copper equivalent payable pound was $1.73 (2018 - $1.44), and AISC per copper equivalent payable pound was $2.86 (2018 - $2.13) for 2019. Increase in cash costs at Bolivar was a result of high-cost development using contractors. The increase in AISC per copper equivalent payable pound during 2019 compared to 2018 resulted from higher cash costs and higher sustaining costs. Sustaining capital for the year was $10.3 million, which included development costs of $4.1 million, mine improvements and equipment of $2.0 million, milling equipment of $3.8 million and $0.4 million of sustaining exploration costs.

Cusi’s cost of sales per silver equivalent payable ounce was $13.35 (2018 - $8.97), cash cost per silver equivalent payable ounce was $21.39 (2018 - $15.71), and AISC per silver equivalent payable ounce was $30.89 (2018 - $22.09) for 2018. Total cost of sales and sustaining costs at Cusi increased during the year, while equivalent silver ounces almost in line with 2018. Sustaining costs at Cusi were $4.3 million, which included mine and mill equipment $2.5 million, tailings dam costs of $0.9 million and $0.9 million of sustaining exploration costs.

Non-Cash Depletion, Depreciation and Amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for 2019 of $36.1 million compared to $31.4 million for the same period in 2018.

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $10.3 million for 2019 (2018: $10.5 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

General and Administrative Expenses

The Company incurred general and administrative expenses of $19.5 million in 2019 compared to $18.9 million in 2018. The 3% increase in general and administrative costs in 2019 compared to 2018 resulted mainly from increase in salaries and benefits offset by a decrease in consultancy and professional fees.

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $65.3 million during 2019 (2018: $89.8 million) which includes $60.2 million (2018: $79.5 million) from the Peruvian operations and $9.2 million (2018: $13.8 million) from the operations in Mexico. The decrease in adjusted EBITDA is due to the decrease in net revenues and higher costs at the Mexican operations. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

The following tables display selected annual financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Year ended December 31, 2019	$	$	$	$	$

Revenue	155,983	60,402	12,653	—	229,038

Production cost of sales	(79,339)	(45,491)	(10,362)	—	(135,192)
Depletion of mineral property	(10,631)	(2,177)	(2,314)	—	(15,122)
Depreciation and amortization of property, plant and equipment	(10,346)	(8,147)	(2,469)	—	(20,962)
Cost of sales	(100,316)	(55,815)	(15,145)	—	(171,276)

Gross profit from mining operations	55,667	4,587	(2,492)	—	57,762

Net income (loss) from operations	20,151	(3,417)	(748)	(6,569)	9,417

Adjusted EBITDA	60,219	5,511	3,729	(4,202)	65,257

Income Taxes

The Company recorded current tax expense of $17.4 million for 2019 compared to $24.4 million in 2018. The decrease was the result of the lower taxable income generated at both sites during 2019 compared to 2018.

During 2019, the Company recorded a deferred tax recovery of $4.9 million compared to $0.9 million deferred tax expense in 2018. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has decreased period over period, in line with the non-cash depletion charge mentioned previously.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Adjusted Net Income Attributable to Shareholders (1)

Adjusted net income attributable to shareholders (1) of $18.9 million, or $0.12 per share, for 2019 was lower than the adjusted net income of $29.0 million, or $0.18 per share for 2018. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Other Comprehensive Income

Other comprehensive income (“OCI”) for 2019 was $10.0 million compared to OCL of $24.3 million in 2018. OCI includes a foreign currency gain of $0.7 million for 2019 (2018: $(1.6) million). The unrealized foreign currency translation gain was caused by the strengthening of the Canadian dollar relative to the US dollar during the period which resulted in a foreign exchange gain on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Cash Flows

Cash flow generated from operations before movements in working capital of $66.4 million for 2019 decreased compared to $90.1 million in 2018. The decrease in operating cash flow is mainly the result of lower revenues generated and lower gross margins realized, attributable higher operating costs.

Net cash flow of $(54.6) million (2018: $(49.3) million) used in investing activities during 2019 consists of purchases of property, plant and equipment, capital expenditures related to the Yauricocha shaft and tunnel development, and exploration and evaluation assets in Peru and Mexico.

A breakdown of the Company’s capital expenditures of $54.6 million during the year ended December 31, 2019 is presented below:

2019 Capital Expenditures by Mine
($ Millions)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Mascota Shaft Refurbishing	$0.33	$—	$—	$0.33
Concentrator Plant Improvements	$0.76	$—	$—	$0.76
Investment in Equipment	$6.11	$3.50	$4.21	$13.82
Exploration Drilling	$2.02	$2.03	$0.84	$4.89
Mine Development	$5.26	$4.37	$2.04	$11.67
Plant Improvements	$1.30	$2.22	$1.39	$4.91
Camp improvements	$1.47	$—	$—	$—
Ventilation	$2.28	$—	$—	$2.28
Yauricocha Tunnel	$0.17	$—	$—	$0.17
Yauricocha Shaft	$6.42	$—	$—	$6.42
Tailings Dam	$1.90	$1.50	$0.90	$4.30
Mining Concession Fees	$—	$1.05	$4.02	$5.07
	$28.02	$14.66	$13.40	$54.62

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Net cash flow of $21.1 million during 2019 due to $39.6 million of operating cash flows, and $99.8 million drawn down from a secured corporate credit facility from BCP, being offset by capital expenditures incurred in Mexico and Peru of $54.6 million, repayment of loans, credit facilities and interest of $60.9 million and share repurchased during the year for $2.8 million

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

	2019				2018
(In thousands of United States dollars, except per share amounts)	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31
Revenues	64,634	64,551	50,673	49,180	55,019	52,956	62,721	61,675
Adjusted EBITDA	19,104	21,554	12,558	12,041	15,263	18,212	28,878	27,403
Adjusted net income attributable to shareholders	12,214	4,115	1,645	886	783	4,482	12,557	11,187
Net income (loss) attributable to shareholders	4,534	1,779	(158)	(1,724)	(2,654)	1,922	10,843	8,703

Basic and diluted earnings (loss) per share ($)	0.03	0.01	—	(0.01)	(0.01)	0.01	0.07	0.05

Three months ended December 31, 2019 (compared to the three months ended December 31, 2018)

Net income attributable to shareholders for Q4 2019 was $4.5 million, or $0.03 per share (basic and diluted), compared to net income of $(2.7) million, or $(0.01) per share (basic and diluted) for the same period in 2018. The major differences between these periods are explained below.

Revenues

Revenues from metals payable from the Yauricocha Mine in Peru were $42.2 million for Q4 2019 compared to $39.2 million in Q4 2018. The increase in revenues for Q4 2019 compared to Q4 2018 was due to a 20% increase in tonnes processed, higher head grades for all metals, except silver, and higher recoveries for all metals. Increased revenues were realized due to the higher metal production, despite decreases in the prices of zinc (8%) and copper (3%), and despite approximately 4,160 tonnes of unsold concentrate at year end.

Revenue from metals payable in Bolivar was $20.0 million for Q4 2019, compared to $12.0 million for the same period in 2018, driven higher by 28% increase in throughput and higher silver prices, offset by the impact of lower copper prices.

Revenues generated at the Cusi Mine for Q4 2019 were $2.8 million compared to $3.8 million for Q4 2018. Although throughput was 5% higher in Q4 2019 as compared to Q4 2018, grades were lower (except silver) and recoveries were lower for all metals. Grades continued to be affected by the delayed development resulting from heavy rains and subsidence during the previous quarter.

Yauricocha’s cost of sales per zinc equivalent payable pound was $0.44 (Q4 2018 - $0.54), cash cost per zinc equivalent payable pound was $0.46 (Q4 2018 - $0.52), and AISC per zinc equivalent payable pound of $0.83 (Q4 2018 - $0.73). Lower cost of sales per pound and cash costs per pound resulted from a 37% increase in the number of zinc equivalent pound sold during the quarter as compared to the same quarter of 2018. Sustaining costs were higher during the quarter mainly due to timing of expenditures and included $2.5 million of development costs, $2.3 million of mine equipment and $0.8 million of other mine and mill improvements.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Bolivar’s cost of sales per copper equivalent payable pound was $2.44 (Q4 2018 - $2.11), cash cost per copper equivalent payable pound was $2.06 (Q4 2018 - $1.67), and AISC per copper equivalent payable pound was $2.92 (Q4 2018 - $2.37) for Q4 2018. The increase in the AISC per copper equivalent payable pound during Q4 2019 compared to Q4 2018 was due to higher cash costs and treatment and refining costs offset partially by higher number of copper equivalent ounces sold.

Cusi’s cost of sales per silver equivalent payable ounce was $25.29 (Q4 2018 - $11.04), cash cost per silver equivalent payable ounce was $42.12 (Q4 2018 - $18.96), and AISC per silver equivalent payable ounce was $56.84 (Q4 2018 - $23.27) for Q4 2019. Higher costs at Cusi resulted from higher cost of operations per tonnes mill and lower silver equivalent payable ounce. Sustaining costs were also higher during the quarter as compared to the same quarter of 2018.

Non-Cash Depletion, Depreciation and Amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q4 2019 of $9.2 million compared to $8.0 million for the same period in 2018.

A large component of the non-cash depletion, depreciation and amortization expense is the depletion charge on the acquisition of Corona of $2.7 million for Q4 2019 compared to $2.5 million for the same period in 2018. The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

The Company incurred general and administrative expenses of $5.2 million for Q4 2019, slightly higher than $5.0 million for Q4 2018.

Adjusted EBITDA

Adjusted EBITDA(1) for Q4 2019 was $19.1 million, an increase of 25% compared to $15.3 million in Q4 2018. The increase in adjusted EBITDA was a result of higher revenues during the quarter, as higher quantities of silver (6%), copper (10%), lead (20%), zinc (34%), and gold (83%) were sold during as compared to Q4 2018.

Income Taxes

The Company recorded current tax expense of $5.2 million for Q4 2019 compared to $5.3 million in Q4 2018. Current taxes were almost in-line with Q4 2018 as a result of the similar taxable income generated during the quarter.

During Q4 2019, the Company recorded a deferred tax recovery of $3.4 million compared to a deferred tax expense of $1.3 million in Q4 2018. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has decreased year over year in line with the non-cash depletion charge mentioned previously.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Adjusted Net Income Attributable to Shareholders

The Company recorded an adjusted net income of $12.2 million for Q4 2019 compared to $0.8 million for Q4 2018. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Other Comprehensive Income (Loss)

OCI for Q4 2019 was $5.4 million compared to OCI of $(2.8) million for the same period in 2018. OCI includes a foreign currency gain of $0.5 million in Q4 2019 (Q4 2018: $(1.1) million). The unrealized foreign currency translation gain was caused by the strengthening of the Canadian dollar relative to the US dollar during the quarter, which resulted in a foreign exchange gain on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s balance sheet as at December 31, 2019 and December 31, 2018:

(000's)	December 31, 2019	December 31, 2018
Cash and cash equivalents	$42,980	$21,832
Restricted cash	$—	$—
Working capital	$49,922	$(8,290)
Total assets	$411,447	$356,441

Debt (net of financing fees)	$99,814	$56,253
Total liabilities	$199,428	$152,836

Equity attributable to owners of the Company	$176,783	$173,355

Cash and cash equivalents of $43.0 million and working capital of $49.9 million as at December 31, 2019 compared to $21.8 million and $(8.3) million, respectively, at the end of 2018. Cash and cash equivalents increased by $21.1 million during 2019 due to $39.6 million of operating cash flows after taxes and changes in working capital, and $99.8 million drawn down from a secured corporate credit facility from BCP, being offset by capital expenditures incurred in Mexico and Peru of $54.6 million, repayment of loans, credit facilities and interest of $60.9 million and share repurchased during the year for $2.8 million.

Trade and other receivables include $9.2 million (December 31, 2018 - $5.8 million) of Mexican value-added tax (“VAT”) receivables. The increase in VAT receivables is largely due to the process to recover taxes being slowed down by the Government. The Company expects to collect or offset the VAT balance against 2019 VAT payables. Amounts included in trade and other receivables are current and the Company has no allowance for doubtful accounts as at December 31, 2019.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000's)	Limit	December 31, 2019	December 31, 2018
Dia Bras Peru loan with BCP (Corona Acquisition)(1)	$—	$—	$34,596
Dia Bras Peru loan with BCP (2)	$100,000	$99,814	$—
DBP revolving credit facility with BCP(3)	$—	$—	$15,000
Corona Notes payable to BBVA Banco Continental(4)	$—	$—	$5,000
Pre-export finance facility with Metagri S.A. de C.V.(5)	$—	$—	$—
FIFOMI working capital facility	$—	$—	$1,657
Total Debt		$99,814	$56,253

Less cash balances		$42,980	$21,832
Net Debt		$56,834	$34,421

(1 – 4) See consolidated financial statements as at December 31, 2019 for details of each loan and credit facility.

Outstanding Shares

The authorized share capital at December 31, 2019 was an unlimited number of common shares without par value. As at March 27, 2020, the Company had 162.1 million shares issued and outstanding (December 31, 2018 – 163.4 million shares issued and outstanding).

As at December 31, 2019, there were 1,630,423 RSUs outstanding at a weighted average fair value of C$2.34.

As at March 27, 2020 there are 1,630,423 RSU’s outstanding at a weighted average fair value of C$2.34.

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

10.	FINANCIAL INSTRUMENTS AND RELATED RISKS

Financial Risk Management

The Company is exposed to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk. The aim of the Company’s overall risk management strategy is to reduce the potential adverse effect that these risks may have on the Company’s financial position and results.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

The Company’s Board of Directors has overall responsibility and oversight of management’s risk management practices. Risk management is carried out under policies approved by the Board of Directors. The Company may from time to time, use foreign exchange contracts, future and forward contracts to manage its exposure to fluctuations in foreign currency and metals prices. The Company does not ordinarily enter into hedging arrangements to cover long term commodity price risk unless it has the obligation to do so under a credit facility, which would be approved by the Board of Directors.

(a)	Market Risk

(i)	Currency Risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company and its subsidiaries’ financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact net income or loss. The Company’s sales of silver, copper, lead and zinc are denominated in United States dollars and the Company’s costs are incurred in Canadian dollars, United States dollars, Mexican pesos and Peruvian Nuevo Soles. The United States dollar is the functional currency of the Peruvian and Mexican entities. The Canadian dollar is the functional currency of all other entities. The Company also holds cash and cash equivalents, trade and other receivables, accounts payable and other liabilities that are subject to currency risk.

The following are the most significant areas of exposure to currency risk:

	December 31, 2019
	CAN dollar	Mexican Peso	Peruvian Nuevo Soles	Total
	$	$	$	$
Cash and cash equivalents	113	73	2,473	2,659
Income tax and other receivables	45	13,262	1,683	14,990
	158	13,335	4,156	17,649

Accounts payable and other liabilities	(724)	(30,208)	(15,357)	(46,289)

Total	(566)	(16,873)	(11,201)	(28,640)

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

	December 31, 2018
	CAN dollar	Mexican Peso	Peruvian Nuevo Soles	Total $
	$	$	$	$
Cash and cash equivalents	183	393	1,064	1,640
Income tax and other receivables	32	8,748	617	9,397
	215	9,141	1,681	11,037

Accounts payable and other liabilities	(1,268)	(22,865)	(19,632)	(43,765)

Total	(1,053)	(13,724)	(17,951)	(32,728)

The Company manages and monitors this risk with the objective of mitigating the potential adverse effect that fluctuations in currencies against the Canadian dollar and US dollar could have on the Company’s Consolidated Statement of Financial Position and Consolidated Statement of income (loss). As at December 31, 2019, the Company has not entered into any derivative contracts to mitigate this risk.

A 10% appreciation in the US dollar exchange rate against the Peruvian Nuevo Soles and the Mexican Peso based on the financial assets and liabilities held at December 31, 2019, with all the other variables held constant, would have resulted in an increase to the Company’s net income of $2,053 (increase in income in 2018 of $1,992).

A 10% appreciation in the Canadian dollar exchange rate against the US dollar based on the financial assets and liabilities held at December 31, 2019 and 2018, with all the other variables held constant, would have resulted in a negligible impact to the Company’s net income (loss).

(ii)	Interest Rate Risk

Interest rate risk is the risk that the fair values or future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its loans payable (note 10). The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk. The weighted average interest rate paid by the Company during the year ended December 31, 2019 on its loans and notes payable in Peru was 5.58% (2018 – 4.26%). With all other variables unchanged a 1% increase in the interest rate would have increased the Company’s net loss by $690 (2018 - $486).

(iii)	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

As at December 31, 2019 and 2018, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. Commodity price risk exists solely in Mexico as the Company fixes metal prices with the purchaser of its concentrates for specific sales for which concentrates have been delivered. The Company’s exposure to commodity price risk is as follows:

	2019	2018
Commodity	$	$

10% decrease in silver prices	(97)	(27)
10% decrease in copper prices(1)	—	(456)
10% decrease in lead prices	—	(1)
10% decrease in gold prices	(323)	(87)

As at December 31, 2019 and 2018, the Company did not have any forward contracts outstanding.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligation as they fall due. The Company has in place planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion and development plans. The Company tries to ensure that it has sufficient committed credit facilities to meet its short-term operating needs.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities and undiscounted cash flows as at December 31, 2019 of the Company’s financial liabilities and operating and capital commitments:

	Within 1 year	1-2 years	2-5 years	After 5 years	As at December 31,
					2019
	$	$	$	$	$

Accounts payable and accrued liabilities	44,910	—	—	—	44,910
Loans payable	—	18,750	81,064	—	99,814
Interest on loans payable	5,192	4,977	7,429	—	17,598
Other liabilities	7,248	1,554	—	—	8,802
Total Commitments	57,350	25,281	88,493	—	171,124

In the opinion of management, the working capital at December 31, 2019, together with future cash flows from operations and available loan facilities, is sufficient to support the Company’s commitments through 2020.

(c)	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument might fail to discharge its obligations under the terms of a financial contract. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents. The Company sells its concentrate to large international organizations. The Company is exposed to significant concentration of credit risk given that all of its revenues from Peru and Mexico were from two customers at each of the locations. At December 31, 2019 and 2018 the Company has not recorded an allowance against trade receivables because it is confident that all of the balances will be collected in full when due and there have not been any issues collecting balances owed to the Company in the past.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

The Company’s policy is to keep its cash and cash equivalents only with highly rated financial institutions and to only invest in government securities. The Company considers the risk of loss associated with cash and cash equivalents to be low. The counterparty to the financial asset is a large international financial institution with strong credit ratings and thus the credit risk is considered to be low.

11.	OTHER RISKS AND UNCERTAINTIES

Foreign Operations

The Company currently conducts foreign operations and has exploration properties in Peru and Mexico, and as such is exposed to various levels of economic, political and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, royalties and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental permitting regulations. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on operations or profitability.

The Company currently has no political risk insurance coverage against these risks. The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental Regulation

The Company’s activities are subject to extensive laws and regulations governing environmental protection which are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and, in some instances, provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While responsible environmental stewardship is one of the Company’s top priorities, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Exploration, Development and Mining Risk

Sierra’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of base or precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding, mud-rushes and other conditions involved in the drilling, mining and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations are also subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

Loan Repayment Risk

The Company’s ability to repay its loans depends on its future cash flows, profitability, results of operations and financial condition. The Company has prepared budgets based on estimates of commodity prices, future production, operating costs and capital costs however the Company cannot assure you that such revenues, production plans, costs or other estimates will be achieved. Actual revenues and production costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. These factors include, but are not limited to: commodity price fluctuations; actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; high rates of inflation; civil disobedience and protests; and restrictions (including change to the taxation regime) or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve revenue, production or cost estimates or material increases in costs or material decreases in commodity prices could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Title Risk

Although the Company believes that it has exercised commercially reasonable due diligence with respect to determining title to properties that it owns or controls, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s properties may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which could impair development and/or operations of the Company.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Permit Risk

In the ordinary course of business, the Company will be required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process. The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting or licensing authority. The Company may not be able to obtain or renew permits and licenses that are necessary to continue its operations or the cost to obtain or renew permits and licenses may exceed what the Company expects. Any unexpected delays or costs associated with the permitting and licensing process could delay the development or impede operations, which may adversely affect the Company’s revenues and future growth.

Estimates of Mineralized Materials are Subject to Geologic Uncertainty and Inherent Sample Variability

Although the estimated resources have been delineated with appropriately spaced drilling and sampling, both underground and surface, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

Estimates of mineralized material constitute forward-looking information, which is inherently subject to variability. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Mineral Resources

Although the Company’s reported mineral resources have been carefully prepared by qualified persons, these amounts are estimates only by independent geologists, and the Company cannot be certain that any specified level of recovery of mineral will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized materials, which are not mineral reserves, do not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or the metal price may affect the economic viability of the Company’s properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Until an un-mined deposit is actually mined and processed, the quantity of mineral resources and reserves and grades must be considered as estimates only. In addition, the economic value of mineral reserves and mineral resources may vary depending on, among other things, metal prices.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Insurance Risk

The Company’s insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, the Company expects that insurance against risks such as environmental pollution or other hazards as a result of exploration and production may be prohibitively expensive to obtain for a company of Sierra’s size and financial means. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

Competitive Risk

The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company does. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms acceptable to the Company or at all. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

Sierra’s Common Shares may Experience Price Volatility

Securities of mineral resource and mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, as well as market perceptions of the attractiveness of particular industries. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in commodity prices and currency exchange fluctuation. As a result of any of these factors, the market price of the Company’s common shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Global Financial Risk

Financial markets globally have been subject to increased volatility. Access to financing has been negatively impacted by liquidity crises throughout the world. These factors may impact the Company’s ability to obtain loans and other credit facilities in the future and, if obtained, on terms favorable to Sierra. The levels of volatility and market turmoil are on the rise, and the Company may not be able to secure appropriate debt or equity financing, any of which could affect the trading price of the Company’s securities in an adverse manner.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Reliance on Key Personnel and Labour Relations

The Company’s operations are dependent on the abilities, experience and efforts of key personnel. If any of these individuals were to be unable or unwilling to continue to provide their services to the Company, there may be a material adverse effect on the Company’s operations. The Company’s success is dependent upon its ability to attract and retain qualified employees and personnel to meet its needs from time to time. The Company may be negatively impacted by the availability and potential increased costs that may be associated with experienced key personnel and general labour. Sierra’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. Work stoppages or other industrial relations events at any of Sierra’s operations could lead to delayed revenues, increased costs and delayed operation cash flows. As a result, prolonged labor disruptions at any of Sierra’s operations could have a material adverse impact on its operations as a whole.

Coronavirus (COVID-19)

The Company faces risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Company’s business could be adversely impacted by the effects of the coronavirus or other epidemics. In December 2019, a novel strain of the coronavirus emerged in China and the virus has now spread to several other countries, including Canada, Mexico and Peru, and infections have been reported globally. The extent to which the coronavirus impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In particular, the continued spread of the coronavirus globally could materially and adversely impact the Company’s business including without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company’s control, which may have a material and adverse effect on the its business, financial condition and results of operations. There can be no assurance that the Company’s personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks. In addition, a significant outbreak of coronavirus could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and our future prospects.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

The claims associated with the Company’s Mexican operations are discussed in detail below:

(a)	In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and Dia Bras Mexicana (the “P&R Litigation”). P&R claimed damages for the cancelation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The San Jose Properties are not located in any areas where Dia Bras Mexicana currently operates, nor are these properties included in any resource estimates of the Company. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the Fifth Civil Hall of the Superior Court of Justice of the State of Chihuahua (the “State Court”), which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Bolivar Mine, including the mining concessions where both mine operations and mineral reserves are located; and (ii) pay $423 to P&R; the Company was not appropriately notified of this resolution. In February 2013, the Second Federal Collegiate Court on Civil and Labor Matters of the Seventeenth circuit in the State of Chihuahua (the “Federal Court”) granted the Company a temporary suspension of the adverse resolution issued by the State Court. In July 2014, the Federal Court ordered that the Company was entitled to receive proper notice of the adverse resolution previously issued by the State Court. This allows the Company to proceed with its appeal (writ of “amparo”) of the State Court’s previous resolution. The adverse resolution has been temporarily suspended since March 2013, which suspension will remain in place pending the writ of amparo. The amparo is being heard in the Federal Court and will challenge the State Court’s ruling. The Federal Court’s verdict in the amparo will be final and non-appealable. On February 12, 2016, the Federal Court issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the State Court. On February 6, 2020, the Company announced the settlement of the P&R Litigation.

(b)	In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. The process is in the appealing court. The Company will continue to vigorously defend this action and is confident that the claim is of no merit.

12.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Non-IFRS Reconciliation of Adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

The following table provides a reconciliation of adjusted EBITDA to the consolidated financial statements for the three months and years ended December 31, 2019 and 2018:

	Three Months Ended		Twelve Months Ended
(In thousands of United States dollars)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018

Net income (loss)	$6,016	$(1,616)	$9,417	$25,840

Adjusted for:
Depletion and depreciation	9,177	7,959	36,084	31,349
Interest expense and other finance costs	1,671	1,005	5,078	3,375
Share-based payments	353	346	1,174	1,542
Foreign currency exchange and other provisions	59	959	976	1,210
Income taxes	1,827	6,610	12,528	26,340
Adjusted EBITDA	$19,103	$15,263	$65,257	$89,656

Non-IFRS Reconciliation of Adjusted Net Income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted net income to the consolidated financial statements for the three months and years ended December 31, 2019 and 2018:

	Three Months Ended		Twelve Months Ended
(In thousands of United States dollars)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018

Net income (loss) attributable to shareholders	$9,520	$(2,654)	$9,417	$18,814
Non-cash depletion charge on Corona's acquisition	$2,655	2,497	10,344	10,534
Deferred tax recovery on Corona's acquisition depletion charge	$(373)	(365)	(3,051)	(3,091)
Share-based compensation	$353	346	1,174	1,542
Foreign currency exchange gain	$59	959	976	1,210
Adjusted net income attributable to shareholders	$12,214	$783	$18,860	$29,009

Cash Cost per Silver Equivalent Payable Ounce, Copper Equivalent Payable Pound, and Zinc Equivalent Payable Pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce, copper equivalent payable pound, and zinc equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound, and has included calculations of this metric in the reconciliations within the applicable tables to follow.

All-in Sustaining Cost per Silver Equivalent Payable Ounce, Copper Equivalent Payable Pound, and Zinc Equivalent Payable Pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s consolidated statement of income for the three months and years ended December 31, 2019 and 2018:

		Three months ended				Three months ended
		December 31, 2019				December 31, 2018
(In thousand of US dollars, unless stated)		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated

Cash Cost per Tonne of Processed Ore
Cost of Sales		26,873	13,525	6,595	46,993	23,785	10,230	4,948	38,962
Reverse: Workers Profit Sharing		(755)	—	—	(755)	(1,206)	—	—	(1,206)
Reverse: D&A/Other adjustments		(3,753)	(2,430)	(1,182)	(7,365)	(4,195)	(2,520)	(1,269)	(7,984)
Reverse: Variation in Finished Inventory		1,949	(1,106)	(280)	563	231	537	(313)	455
Total Cash Cost		24,314	9,989	5,133	39,436	18,615	8,246	3,366	30,227
Tonnes Processed		321,701	348,434	61,365	731,500	268,363	272,644	58,289	599,297
Cash Cost per Tonne Processed	US$	75.58	28.67	83.64	53.91	69.37	30.25	57.74	50.44

		Twelve months ended				Twelve months ended
(In thousand of US dollars, unless stated)		December 31, 2019				December 31, 2018
		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated

Cash Cost per Tonne of Processed Ore
Cost of Sales		100,317	48,340	22,619	171,276	92,586	37,499	16,505	146,589
Reverse: Workers Profit Sharing		(3,170)	—	—	(3,170)	(4,938)	—	—	(4,938)
Reverse: D&A/Other adjustments		(21,026)	(10,274)	(4,784)	(36,084)	(17,726)	(9,931)	(3,752)	(31,409)
Reverse: Variation in Finished Inventory		3,034	(713)	309	2,630	54	1,026	(745)	335
Total Cash Cost		79,155	37,353	18,144	134,652	69,976	28,593	12,008	110,577
Tonnes Processed		1,116,919	1,269,697	285,236	2,671,853	1,106,649	1,031,750	186,889	2,325,289
Cash Cost per Tonne Processed	US$	70.87	29.42	63.61	50.40	63.23	27.71	64.25	47.55

The following table provides detailed information on Yauricocha’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three months and years ended December 31, 2019 and 2018:

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Yauricocha:

YAURICOCHA		Three months ended		Twelve months ended
(In thousand of US dollars, unless stated)		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018

Cash Cost per zinc equivalent payable pound
Total Cash Cost		24,314	18,615	79,155	69,976
Variation in Finished inventory		(1,949)	(231)	(3,034)	(54)
Total Cash Cost of Sales		22,365	18,384	76,121	69,922
Treatment and Refining Charges		8,209	2,371	27,574	9,909
Selling Costs		1,508	1,167	4,746	4,382
G&A Costs		2,554	1,648	8,817	7,203
Sustaining Capital Expenditures		5,618	2,043	12,892	7,186
All-In Sustaining Cash Costs		40,254	25,613	130,150	98,602
Silver Equivalent Payable Ounces (000's)		2,948	2,810	11,305	11,238
Cost of Sales		21,129	19,085	79,339	74,731
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	7.17	6.79	7.02	6.65
Cash Cost per Silver Equivalent Payable Ounce	(US$)	7.59	6.54	6.73	6.22
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	13.65	9.12	11.51	8.77
Copper Equivalent Payable Pounds (000's)		19,089	14,838	67,975	59,508
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.11	1.29	1.17	1.26
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.17	1.24	1.12	1.18
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.11	1.73	1.91	1.66
Zinc Equivalent Payable Pounds (000's)		48,213	35,288	164,390	135,505
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.44	0.54	0.48	0.55
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.46	0.52	0.46	0.52
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.83	0.73	0.79	0.73

The following table provides detailed information on Bolivar’s cost of sales, cash cost, and all-in sustaining cost per copper equivalent payable pound, zinc equivalent payable pound, and silver equivalent payable ounce for the three months and years ended December 31, 2019 and 2018:

Bolivar:

BOLIVAR		Three months ended		Twelve months ended
(In thousand of US dollars, unless stated)		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018

Cash Cost per copper equivalent payable pound
Total Cash Cost		9,989	8,246	37,353	28,593
Variation in Finished inventory		1,106	(537)	713	(1,026)
Total Cash Cost of Sales		11,095	7,710	38,066	27,568
Treatment and Refining Charges		1,999	1,007	6,603	4,233
Selling Costs		1,093	938	4,007	3,419
G&A Costs		1,370	1,015	4,035	3,651
Sustaining Capital Expenditures		190	256	10,288	2,011
All-In Sustaining Cash Costs		15,747	10,926	62,999	40,882
Silver Equivalent Payable Ounces (000's)		834	873	3,702	3,623
Cost of Sales		13,191	9,751	44,721	33,168
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	15.82	11.17	12.08	9.15
Cash Cost per Silver Equivalent Payable Ounce	(US$)	13.30	8.83	10.28	7.61
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	18.88	12.52	17.02	11.28
Copper Equivalent Payable Pounds (000's)		5,398	4,614	22,054	19,183
Cost of Sales per Copper Equivalent Payable Pound	(US$)	2.44	2.11	2.03	1.73
Cash Cost per Copper Equivalent Payable Pound	(US$)	2.06	1.67	1.73	1.44
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.92	2.37	2.86	2.13
Zinc Equivalent Payable Pounds (000's)		13,347	11,018	52,810	43,644
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.99	0.89	0.85	0.76
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.83	0.70	0.72	0.63
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.18	0.99	1.19	0.94

The following table provides detailed information on Cusi’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three months and years ended December 31, 2019 and 2018:

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Cusi:

CUSI		Three months ended		Twelve months ended
(In thousand of US dollars, unless stated)		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018

Cash Cost per silver equivalent payable ounce
Total Cash Cost		5,133	3,366	18,144	12,008
Variation in Finished inventory		280	313	(309)	745
Total Cash Cost of Sales		5,413	3,679	17,835	12,753
Treatment and Refining Charges		448	250	1,775	1,498
Selling Costs		347	205	987	750
G&A Costs		301	223	886	802
Sustaining Capital Expenditures		770	157	4,282	2,132
All-In Sustaining Cash Costs		7,279	4,513	25,765	17,934
Silver Equivalent Payable Ounces (000's)		129	194	834	812
Cost of Sales		3,250	2,141	11,132	7,281
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	25.29	11.04	13.35	8.97
Cash Cost per Silver Equivalent Payable Ounce	(US$)	42.12	18.96	21.38	15.71
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	56.64	23.27	30.89	22.09
Copper Equivalent Payable Pounds (000's)		832	1,028	5,058	4,301
Cost of Sales per Copper Equivalent Payable Pound	(US$)	3.91	2.08	2.20	1.69
Cash Cost per Copper Equivalent Payable Pound	(US$)	6.51	3.58	3.53	2.97
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	8.75	4.39	5.09	4.17
Zinc Equivalent Payable Pounds (000's)		2,092	2,598	12,229	9,601
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	1.55	0.82	0.91	0.76
Cash Cost per Zinc Equivalent Payable Pound	(US$)	2.59	1.42	1.46	1.33
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	3.48	1.74	2.11	1.87

Consolidated:

CONSOLIDATED		Three months ended		Twelve months ended
(In thousand of US dollars, unless stated)		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Total Cash Cost of Sales		38,873	29,772	132,022	110,242
All-In Sustaining Cash Costs		63,280	41,052	218,914	157,418
Silver Equivalent Payable Ounces (000's)		3,911	3,877	15,841	15,673
Cost of Sales		37,570	30,977	135,192	115,180
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	9.61	7.99	8.53	7.35
Cash Cost per Silver Equivalent Payable Ounce	(US$)	9.94	7.68	8.33	7.03
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	16.18	10.59	13.82	10.04
Copper Equivalent Payable Pounds (000's)		25,319	20,480	95,087	82,992
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.48	1.51	1.42	1.39
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.54	1.45	1.39	1.33
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.50	2.00	2.30	1.90
Zinc Equivalent Payable Pounds (000's)		63,652	48,904	229,429	188,750
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.59	0.63	0.59	0.61
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.61	0.61	0.58	0.58
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.99	0.84	0.95	0.83

Additional Non-IFRS Measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

13.	related party transactions

During the year ended December 31, 2019, the Company recorded consulting fees of $200 (2018 - $200) to companies related by common directors or officers. At December 31, 2019, accounts payable and accrued liabilities include $Nil (2018 – $Nil) with these related parties. Related party transactions occurred in the normal course of business. As at December 31, 2019, the Company has accounts receivable outstanding from these related parties of $Nil (2018 - $Nil).

(a)	Compensation of Directors and Key Management Personnel

The remuneration of the Company’s directors, officers and other key management personnel during the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
	$	$
Salaries and other short term employment benefits	3,304	2,816
Share-based payments(1)	1,581	1,500
Total compensation	4,885	4,316

(1) calculated at fair value on day of the grant

(b)	Principal Subsidiaries

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

The principal subsidiaries of the Company and their geographical locations as at December 31, 2019 are as follows:

Name of the subsidiary	Ownership interest	Location

Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
Servicios de Minería de la Sierra, S. A. de C. V.	100%	México
Bolívar Administradores, S. A. de C. V.	100%	México
EXMIN, S. A. de C. V.	100%	México
Servicios de Produccion Y Extraccion de Chihuahua, S.A. de C.V	100%	México
Asesores Administrativos Y de Recursos Humanos, S.A. de C.V	100%	México

1The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona's financial results and records a non-controlling interest for the 18.16% that it does not own.

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant Accounting Judgments and Estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2019 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

(a)	Impairment Review of Asset Carrying Values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long- term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit. As at December 31, 2019, management assessed its mining property assets and exploration and evaluation expenditures for impairment and determined that no impairment was required.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

(b)	Mineral Reserves and Resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with NI 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

(c)	Deferred Tax Assets and Liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

(d)	Decommissioning and Restoration Liabilities Costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

(e)	Functional Currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in the audited consolidated financial statements.

15.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at December 31, 2019.

16.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure Controls and Procedures

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2019, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal Controls Over Financial Reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2019. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2019 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Changes in Internal Controls Over Financial Reporting

There have been no changes in ICFR during the three months ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, ICFR.

17.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 27, 2020 available at www.sedar.com and at www.sec.gov under the Company’s name.

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper and zinc (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the Corporate Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2019

(In thousands of United States dollars, unless otherwise stated)

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.